

October 10, 2023

Paul Whitehead
Chief Executive Officer
Cazoo Group Ltd
41 Chalton Street
London, NW1 1JD
United Kingdom

> **Re: Cazoo Group Ltd**
> **Registration Statement on Form F-1**
> **Filed September 29, 2023**
> **File No. 333-274807**

Dear Paul Whitehead:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Valerie Ford Jacob, Esq.